Exhibit 99.2*

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
PROPERTY AND EQUIPMENT AND
ACCUMULATED DEPRECIATION AND DEPLETION THEREOF

Schedules II and III

	Balance beginning		Disposals and		Balance end of
	of Period	Additions	retirements	Other charges	period
2004
Software development costs Capitalized	$180,901	659,979	—	—	$840,880
Computer Equipment	130,970	167,971	—	—	298,941
Computer under capital lease	46,092	18,228	—	—	64,320
Accumulated Amortization
Software Development	(72,360)	(102,178)	—	—	(174,538)
Computer equipment	(40,034)	(61,347)	—	—	(101,381)
Computer under capital lease	(6,914)	(16,561)	—	—	(23,475)
Net book value
Software development Costs capitalized	108,541	557,801	—	—	666,342
Computer equipment	90,936	106,624	—	—	197,560
Computer under capital lease	39,178	1,667	—	—	40,845
2003
Software development costs Capitalized	$180,901	$—	$—	$—	$180,901
Computer Equipment	94,471	39,323	(2,824)	—	130,970
Computer under capital lease	0	46,092	—	—	46,092
Mineral Property	1	(1)	—	—	0
Accumulated Amortization
Software Development	(36,180)	(36,180)	—	—	(72,360)
Computer equipment	(11,733)	(28,583)	282	—	(40,034)
Computer under capital lease	0	(6,914)	—	—	(6,914)
Net book value
Software development Costs capitalized	144,721	(36,180)	—	—	108,541
Computer equipment	82,738	10,740	(2,542)	—	90,936
Computer under capital lease	0	39,178	—	—	39,178
Mineral Property	1	(1)	—	—	0

	Balance beginning		Disposals and		Balance end of
	of Period	Additions	retirements	Other charges	period
2002
Software development costs Capitalized	$180,901	$—	$—	$—	$180,901
Software	156,722	—	(156,722)	—	0
Computer Equipment	159,389	60,597	(125,515)	—	94,471
Furniture and equipment	17,069	—	(17,069)	—	0
Mineral Property	1	—	—	—	1
Vehicle under capital lease	53,683	—	(53,683)	—	0
Accumulated Depreciation
Software Development	0	(36,180)	—	—	(36,180)
Computer equipment	(59,888)	(8,005)	56,160	—	(11,733)
Furniture and equipment	(3,093)	(986)	4,079	—	0
Vehicle under capital lease	(10,066)	(13,421)	23,487	—	0
Net book value
Software development Costs capitalized	180,901	(36,180)	—	—	144,721
Software	156,722	—	(156,722)	—	0
Computer equipment	94,471	(11,733)	—	—	82,738
Furniture and equipment	13,976	—	(13,976)	—	0
Vehicle under capital lease	43,617	—	(43,617)	—	0
Mineral Property	1	—	—	—	1